EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

For more information regarding the content of this news release, please contact: Barbara Hasenstab 216-797-8798	*For Immediate Release* News Release No.: 05-07 Release Date: July 28, 2005

ASSOCIATED ESTATES REALTY CORPORATION REPORTS SECOND QUARTER RESULTS AND ANNOUNCES STOCK BUYBACK AUTHORIZATION AND REVISED EARNINGS FORECAST

Cleveland, Ohio - July 28, 2005 - Associated Estates Realty Corporation (NYSE: AEC) today reported a net loss of $432,000, or $0.02 per common share (basic and diluted), for the second quarter ended June 30, 2005 compared with net income of $7,181,000, or $0.37 per common share (basic and diluted), for the second quarter ended June 30, 2004. The results include gains from property sales of approximately $0.21 per share in the second quarter of 2005 and $0.50 per share in the second quarter of 2004.

Funds from operations (FFO) for the quarter were $0.22 per common share (basic and diluted) compared with $0.29 per common share (basic and diluted) for the second quarter ended June 30, 2004. A reconciliation of net income to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8K.

The decrease in FFO per share compared with the second quarter of 2004 is primarily the result of the following:

- An anticipated decline in the net contribution from the Company's painting subsidiary of $745,000, or $0.04 per share. Painting operations in 2005 have returned to a more normalized level as a result of certain contracts that were completed in 2004.

- The impact of the elimination of a 10 percent property tax rollback for certain businesses in the state of Ohio, in accordance with changes in the state's tax code that went into effect July 1, 2005. The Company recorded $456,000, or approximately $0.02 per share, in the second quarter related to this additional expense for the first half of 2005.

Total revenues for the quarter were $39,219,000 compared with $38,983,000 for the second quarter of 2004. The increase in revenue reflects an increase of approximately $2.0 million in revenue from new acquisitions and approximately $650,000 in revenue from ancillary income associated with water and sewer and trash reimbursements. These increases were offset by a decrease, as projected, of approximately $2.3 million in revenue from the Company's painting subsidiary related to services provided in 2004 in connection with the renovation of several managed affordable housing communities.

Additional quarterly and year to date financial information, including segment detail and performance by region for the Company's same-store portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investor Relations" section of the Company's web site at www.aecrealty.com, or by clicking on the following link: http://www.snl.com/interactive/ir/corp.asp?iid=103102.

Same Store (Market-Rate) Portfolio

Revenues for the quarter from the Company's same store (market-rate) portfolio were up 2.5 percent, and total property operating expenses for the same store (market-rate) portfolio increased 5.6 percent, resulting in a 0.2 percent decrease in net operating income (NOI) compared with the second quarter of 2004. Excluding the impact of the property tax rollback expense, noted above, NOI would have increased 2.3 percent compared with the second quarter of 2004.

For the second quarter, the average rent per unit for the same store (market-rate) properties increased 5.0 percent to $826 per month, while the average net collected rent increased 2.7 percent to $689 per month compared with the second quarter

EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

of 2004. Physical occupancy was 94.7 percent at the end of the quarter compared with 92.6 percent at the end of the second quarter of 2004.

Year to Date Performance

For the six months ended June 30, 2005, the Company had a net loss of $7,275,000 or $0.37 per common share (basic and diluted) compared with net income of $4,745,000 or $0.24 per common share (basic and diluted) for the six months ended June 30, 2004. The following activities represent the significant variances in net income per share between the first half of 2005 and the first half of 2004:

- Gain on sales of properties - $(0.29) per share;

- Preferred redemption costs associated with Class A Share redemption in January 2005 - $(0.11) per share;

- Contribution from the Company's painting subsidiary - $(0.06) per share;

- Interest expense increases associated with the trust preferred offering in 2005 and new property acquisitions - $(0.07) per share; and

- Depreciation and amortization primarily associated with new property acquisitions - $(0.07) per share.

Funds from operations (FFO) for the first six months of 2005 were $0.32 per common share (basic and diluted) compared with $0.58 per common share (basic and diluted) for the six months ended June 30, 2004. The results for the six months of 2005 include non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Company's Class A Shares in January 2005. Excluding the redemption charges, FFO for the first six months of 2005 would have been $0.43 per common share in 2005 compared to $0.58 per common share in 2004. A reconciliation of net income to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8K.

Total revenues for the first six months of 2005 were $76,080,000 compared with $77,448,000 for the first half of 2004. The decline in revenue reflects an increase of approximately $2.9 million in revenue from new acquisitions and approximately $900,000 in revenue from ancillary income associated with water and sewer and trash reimbursements. These increases were offset by a decrease, as projected, of approximately $4.1 million in revenue from the Company's painting subsidiary related to services provided in 2004 in connection with the renovation of several managed affordable housing communities, and the anticipated decline in third party management fees of approximately $1.0 million.

Dispositions

In June 2005, the Company completed the sale of 20th & Campbell, a 204-unit apartment community located in Phoenix, Arizona as part of a strategic plan to reduce the number of geographic regions in which the Company operates.

Strategic Plan Including Stock Repurchase

The Company also announced that it has broadened its strategic plan to include the repurchase of up to $50 million of the Company's common stock with proceeds from the sales of properties. The Company said it may also use the sales proceeds to pay down debt, and that it planned to continue to acquire and develop properties with sales proceeds when the expected returns support these activities.

EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

"This is an extraordinary time for selling properties in certain markets," said Jeffrey I. Friedman, President and CEO. "We believe, at this time, that buying back our stock, combined with paying down debt, represent some of the best uses of our sales proceeds."

In order to benefit from the current conditions, the Company said it may sell properties even in those markets where it otherwise intends to grow over the long-term, including Florida, Atlanta and metro D.C.

Outlook

The Company said it has revised its FFO per share expectations for the year, excluding the non-cash redemption costs, from approximately $1.05 per share to a range of $0.92 to $0.97 per share, before the impact of any share repurchases. These expectations reflect:

- An annualized increase in real estate tax expense for its Ohio portfolio of approximately $900,000 ($0.05 per share) as a result of the elimination of the 10 percent property tax rollback;
- The sale of more properties than originally projected; and
- Less than expected growth in the Company's Midwest portfolio.

Quarterly Earnings Conference Calls

The Company also said that, beginning with its third quarter 2005 earnings announcement, it will resume quarterly conference calls.

"Considering the anticipated increase in our activities related to buying and selling properties and share repurchases, we think it is important to provide another forum for discussions with investors, analysts and other interested parties," said Friedman.

The Company will release third quarter results on or about October 27. The Company said it will provide details regarding a quarterly conference call, in a press release in early October.

Safe Harbor Statement

This news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2005 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment (HAP) contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; changes in tax legislation; the results of litigation filed or to be filed against the Company; risks related to the Company's joint ventures; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; risks associated with property acquisitions such as environmental liability, among others; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.



EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

<u>**Company Profile**</u>

Associated Estates Realty Corporation, one of the largest multifamily property owners in the United States, is a real estate investment trust ("REIT"), headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company directly or indirectly owns, manages, or is a joint venture partner in 113 multifamily properties containing a total of 24,203 units located in 11 states.

EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

	ASSOCIATED ESTATES REALTY CORPORATION			
	Financial Highlights			
	(in thousands, except per share data)			
		For the Three Months Ended June 30,		For the Six Months Ended June 30,	
		2005	2004	2005	2004
Total revenue		$ 39,219	$ 38,983	$ 76,080	$ 77,448
Net income (loss)		830	8,552	(2,505)	7,487
Net (loss) income applicable to common shares [1]		(432)	7,181	(7,275)	4,745
Add:	Depreciation - real estate assets	8,188	7,838	16,314	15,558
	Depreciation - real estate assets - joint ventures	239	285	480	571
	Amortization of joint venture deferred costs	9	(30)	17	(9)
	Amortization of intangible assets	429	78	673	155
Less:	Gain on disposition of properties	(4,032)	(9,682)	(4,032)	(9,682)
Funds from operations (FFO) [2]		4,401	5,670	6,177	11,338
Add:	Original cost associated with redemption of preferred shares	-	-	2,163	-
Funds from operations (FFO) excluding preferred redemption costs [3]		4,401	5,670	8,340	11,338
Add:	Depreciation - other assets	406	434	832	868
	Depreciation - other assets - joint ventures	44	50	94	100
	Amortization of deferred financing fees	352	269	624	537
	Amortization of deferred financing fees - joint ventures	16	10	23	20
Less:	Fixed asset additions	(1,756)	(1,849)	(2,717)	(3,034)
	Fixed asset additions - joint ventures	(16)	(18)	(29)	(18)
	Funds available for distribution (FAD) [4]	$ 3,447	$ 4,566	$ 7,167	$ 9,811
Per share:					
Net (loss) income applicable to common shares - basic [1]		$ (0.02)	$ 0.37	$ (0.37)	$ 0.24
Net (loss) income applicable to common shares - diluted [1]		$ (0.02)	$ 0.37	$ (0.37)	$ 0.24
Funds from operations - basic and diluted [2]		$ 0.22	$ 0.29	$ 0.32	$ 0.58
- excluding preferred redemption costs [3]		$ 0.22	$ 0.29	$ 0.43	$ 0.58
Dividends per share		$ 0.17	$ 0.17	$ 0.34	$ 0.34
Weighted average shares outstanding - basic		19,598	19,538	19,585	19,404
- diluted		19,598	19,538	19,585	19,404

(1) After dividends and original cost associated with the preferred share redemption, of $1,262, $1,371, $4,770 and $2,742, equivalent to $0.06, $0.07, $0.24 and $0.14 per common share, respectively.

(2) The Company defines funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted however, that certain other real estate companies may define FFO in a different manner.

EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
2nd QUARTER EARNINGS

(3)   The Company defines FFO excluding preferred redemption costs as FFO, as defined above, plus the add back of the $2,163,000 original issuance costs associated with the redemption of preferred shares. In accordance with GAAP, the Company reclassified these costs from paid-in-capital to operating activity in connection with the redemption of the Series A Preferred Shares. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

(4)   The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects the recurring capital expenditures that are necessary to maintain the associated real estate.

Should you have any questions concerning this release, please contact: Barbara E. Hasenstab, Vice President of Investor Relations and Corporate Communications, 216-797-8798 or IR@aecrealty.com. The full text and supplemental schedules of this press release are available on AEC's home page at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372, ext. 8752. AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations "News" section of www.aecrealty.com